Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

July 29, 2024

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 301, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 305, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Vontobel Global Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g., “(a),” “(b),” “(c),” etc.). Where indicated, certain of the responses are based on information provided by Vontobel Asset Management, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Fund Fees and Expenses

1.	Comment. In the second footnote to the fee table, please clarify what “other costs and expenses relating to the securities that are purchased and sold by the Fund” means. Please also supplementally explain what’s included in the “Other Operating Expenses” item within the fee table and explain how this line item figure was calculated/estimated, including how these figures were determined to be reasonable.

Response. The Trust has revised the referenced phrase to read “other costs and expenses relating to the purchase and sale of securities by the Fund,” which is intended to be a catchall phrase designed to capture trading costs that might not be categorized as brokerage commissions. Regarding the estimate of Other Operating Expenses, the Fund represents that Other Operating Expenses are calculated in accordance with the requirements of Item 3, and the Instructions to Item 3, of Form N-1A. The Adviser has provided an estimate of the Fund’s average daily net assets for the Fund’s first fiscal year, which the Trust believes is reasonable based, among other things, on a combination of the capital expected to be raised by the Adviser at or around the Fund’s launch and the Adviser’s experience in managing other mutual funds.

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Rebecca Marquigny, Esq.

July 29, 2024

Principal Investment Strategies

2.	Comment. With reference to “emerging markets” in the first paragraph, please direct the Staff to the prospectus or SAI disclosure indicating how the Fund defines the term “emerging markets” countries, or alternatively, provide a definition in an appropriate location in the statutory prospectus or SAI.

Response. The Fund has added a definition of “emerging markets” in the Principal Investment Strategies section of the prospectus.

3.	Comment. In the second paragraph, please revise the disclosure to clarify what “economic characteristics similar to equity securities” means.

Response. The noted language is intended to disclose that the Fund may deem “exchange-traded funds (‘ETFs’) with economic characteristics similar to” equity securities as satisfying the 80% test required by Rule 35d-1 under the 1940 Act. The Trust supplementally notes for the Staff that a primary example of an economic characteristic similar to an equity security, for purposes of this disclosure, would be an ETF that has a risk and return profile similar to an equity security. However, the Trust believes that the noted language is commonly used in fund prospectuses under similar circumstances and is consistent with the requirements of Form N-1A. Accordingly, the Trust submits that the current disclosure is appropriate and respectfully declines to make the requested change.

4.	Comment. In the second paragraph, the Staff notes that the Fund describes “equity linked securities and participation notes (‘P-Notes’)” as “derivative instruments designed to replicate equity exposure in certain foreign markets where direct investment is either impossible or difficult due to local investment restrictions.”

a.	Please clarify whether the Fund will use P-Notes to provide any indirect domestic investment exposure.

Response. The Fund does not intend to use P-Notes for domestic (U.S.) exposure.

b.	Please include examples illustrating when direct investment is either impossible or difficult due to local investment restrictions.

Response. The Fund has deleted the phrase “where direct investment is either impossible or difficult due to local investment restrictions.” Accordingly, the Fund respectfully believes the requested disclosure is no longer applicable.

Rebecca Marquigny, Esq.

July 29, 2024

c.	Please supplementally explain how investing via equity-linked securities and P-Notes in “foreign markets where direct investment is either impossible or difficult due to local investment restrictions” is consistent with local country restrictions and U.S. law.

Response. The Fund has deleted the phrase “where direct investment is either impossible or difficult due to local investment restrictions.” The Fund notes, however, that these instruments are commonly used by U.S. investors to obtain exposure to an equity investment, including common stocks and warrants, in non-U.S. markets that restrict direct ownership to participants located in those markets. P-Notes are typically sold by local banks or brokers and are authorized under local laws to sell P-Notes, which are designed to replicate direct equity exposure.

d.	Please supplementally explain whether the Fund’s investments in equity-linked notes or P-Notes results in “embedded leverage.”

Response. The Fund’s investment adviser represents that the Fund’s investments in equity-linked notes and P-Notes will not result in any embedded leverage.

5.	Comment. The Staff notes that the Fund’s principal investment strategies disclosure identifies investment in IPOs as a principal investment strategy. Please supplementally confirm that the Fund will invest in IPOs as part of its principal investment strategy. If not, please remove the disclosure from the principal investment strategies section.

Response. The Fund has revised the disclosure to remove IPOs as part of its principal investment strategy.

6.	Comment. With reference to the fourth paragraph, please clarify the terms “high” “low” and “moderate”, including what the reference point is.

Response. The Fund revised the disclosure to clarify that these concepts are among criteria that the Adviser determines, in its discretion. The Fund believes that the disclosure complies with the requirements of Form N-1A and respectfully declines to provide a reference point to these concepts.

7.	Comment. With reference to the fourth paragraph, please revise the disclosure to clarify how the Adviser identifies “business and industries that are stable, transparent, understandable, and unlikely to experience major change.”

Response. The Fund respectfully declines to revise the disclosure, because it believes the disclosure adequately conveys that the Adviser identifies such businesses in its discretion.

8.	Comment. With reference to the first sentence of the sixth paragraph, please clarify the specific criteria or metrics the Adviser uses to identify the target price it assigns to each target company in the Fund’s investable universe.

Response. The Fund has revised the disclosure to clarify the specific criteria or metrics the Adviser uses to identify the target price it assigns to a target company.

Rebecca Marquigny, Esq.

July 29, 2024

9.	Comment. With reference to the seventh paragraph, the Staff notes that the “Stock Selection and Portfolio Construction” section of the Vontobel Global Equity Strategy Fact Sheet, dated March 31, 2024 (located on the Adviser’s website) (the “Fact Sheet”) says that the Adviser applies a sustainability screen prior to estimating intrinsic value. Please

a.       Provide equivalent disclosure in the prospectus for consistency, or supplementally explain why this would be inappropriate.

Response. The Adviser represents that the Fact Sheet does not state that the Adviser applies a sustainability screen prior to estimating intrinsic value. The Adviser notes that there are three instances of the term “sustainability” in the Fact Sheet: (1) “The third step of our process is to reduce the list further to companies whose earnings evidence sustainability.” (2) “Predictable, sustainable growth at a sensible price” and (3) “We believe long-term, stable and superior earnings growth drives long-term investment returns. We pursue this by seeking sensibly priced high quality companies that can grow earnings faster than the market on a sustainable basis.” (emphasis added) The Adviser respectfully states that each instance of the term “sustainable” is synonymous with terms like consistent, predictable, and repeated and is intended to mean that the Adviser is interested in investing in companies with consistent, predictable, repeated (i.e., sustainable) earnings. The Adviser further represents that these concepts of earnings predictability and recurring revenues are included in the Prospectus.

b.       Supplementally explain whether the Fact Sheet represents the strategy of the Adviser’s Global Markets Equity Strategy Composite contained in the “Historical Investment Returns of the Adviser’s Global Markets Equity Strategy Composite” section of the Prospectus, and if not, please supplementally describe the relationship between the two.

Response. The Adviser confirms that the Fact Sheet represents the strategy of the Adviser’s Global Markets Equity Strategy Composite contained in the Prospectus.

10.	Comment. With reference to the seventh paragraph, please explain how the Adviser defines “severe controversies.”

Response. The Adviser determines what may be a severe controversy based on its own qualitative assessment of a company. The Fund has, however, made revisions to provide some additional information about how the Adviser defines “severe controversies.”

11.	Comment. With reference to the eighth paragraph, please add disclosure regarding how the Adviser will approach proxy solicitations by the issuers in which the Fund invests on issues that touch upon ESG and the Fund’s ESG screening criteria. Alternatively, please explain supplementally why such disclosure is not required and appropriate.

Response. The Fund declines to make requested revisions. The Adviser represents that proxy votes are not determined by a strict adherence to a delineated set of rules. They are determined by the analysis of each proxy ballot and making a decision to vote in a manner that is in the best pecuniary interest of the Fund investors as determined by the Adviser based of the particular circumstances.

Rebecca Marquigny, Esq.

July 29, 2024

Principal Risks

12.	Comment. The Staff notes that based on the sixth paragraph, the Fund’s principal investment strategies appear to be value focused. Please revise the “Investment Style Risk” factor, which appears focused on “growth” risk, to cover value risk.

Response. The Fund has made the requested revisions.

13.	Comment. If the Fund may invest in unsponsored depositary receipts, please consider providing a separate depository receipt risk factor that highlights the risks of unsponsored depositary receipts.

Response. The Fund does not intend to invest in unsponsored depositary receipts as part of its principal investment strategies, and therefore, respectfully declines to add such risk factor language.

14.	Comment. With reference to the “Rights and Warrants Risk” factor, please add corresponding disclosure to the Principal Investment Strategies section identifying these instruments as principal investments of the Fund, or delete the risk factor.

Response. The Fund does not intend to invest in rights and warrants as part of its principal investment strategies, and it has accordingly deleted this risk factor.

15.	Comment. With reference to the “Convertible Securities Risk” factor, please add corresponding disclosure to the Principal Investment Strategies section identifying these instruments as principal investments of the Fund or delete the risk factor.

Response. The Fund does not intend to invest in convertible securities as part of its principal investment strategies, and therefore, it has deleted the risk factor.

16.	Comment. With reference to the “Sustainability Risk” factor, the Staff notes that the ESG description seems tailored to a more specific ESG strategy. Please consider refocusing this risk factor so it is more aligned with the Principal Investment Strategies’ description of the Fund’s ESG criteria.

Response. The Fund believes that the risk factor here is appropriately tailored to the Fund’s investment strategy as written. The Fund’s investment strategy includes evaluation of ESG factors because the Adviser believes these can have an impact on the financial viability of a company in which the Fund may invest. The risk factor similarly recognizes that ESG events or conditions can have a financial impact on companies. The Fund believes the issues discussed in the risk factor are a principal risk of the Fund’s investment strategy, and therefore it respectfully declines to revise the risk factor.

17.	Comment. With reference to the “ESG Integration/Active Ownership Risk” factor, the Staff notes that the strategy does not indicate that this Fund is intended to choose holdings of companies with special contributions toward advancements in diversity and inclusion, sustainability or social justice to warrant an investment when compared to other options. However, this risk factor says, “the ability to meet ESG objectives might be affected by incomplete or inaccurate data from third-party providers.” If the Fund intends to meet some particular ESG impact goals, please discuss them in the Principal Investment Strategies section and describe how they will be measured as well as any investment decision consequences if a holding doesn’t meet them.

Response. The Fund has made the requested revisions by deleting the reference to “ESG objectives.”

Rebecca Marquigny, Esq.

July 29, 2024

More Information about Fund Investments

18.	Comment. The prospectus does not appear to present disclosure responsive to the requirements of Item 9(b) of Form N-1A. Please provide an appropriately detailed discussion of the Fund’s principal investment strategies and incorporate the same changes to the earlier comments.

Response. The Fund describes its principal investment strategies in the summary section under “Principal Investment Strategies” in response to Item 4(a) of Form N-1A. In response to Item 9(b) of Form N-1A, the Fund has added the following sentence to the disclosure currently included in the “More Information about Fund Investments” section: “Please see the section entitled ‘Principal Investment Strategies’ above for a discussion of the Fund’s principal investment strategies.” The Fund believes it is unnecessary to restate the principal investment strategies of the Fund under Item C.3.(a) of the General Instructions section of Form N-1A, which states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Information about Portfolio Holdings

19.	Comment. If correct, please also state that information about portfolio holdings is available on the Fund’s website. If not, please supplementally explain why not.

Response. The Fund intends to post information about portfolio holdings to the website, and accordingly it has made applicable disclosure revisions to the Prospectus and SAI.

Investment Adviser

20.	Comment. The Staff notes that the disclosure states that “a discussion regarding the basis for the Board’s approval of the investment advisory agreement will be available in the Fund’s first Annual or Semi-Annual Report to Shareholders.” Please specify the Fund’s annual or semi-annual report provided and provide the period of the report in accordance with Item 10(a)(1)(iii) of Form N-1A.

Response. The Fund has made the requested revisions.

Rebecca Marquigny, Esq.

July 29, 2024

Historical Investment Returns of the Adviser’s Global Markets Equity Strategy Composite (the “Strategy”)

21.	Comment. Please supplementally represent that the Fund has the records necessary to support the performance calculations as required by Rule 204-2(a)(16) under the Advisers Act.

Response. The Adviser maintains, on behalf of the Fund, the records to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

22.	Comment. With reference to the first sentence of the first paragraph, which states that the Strategy “employ[s] investment objectives, policies, and strategies substantially similar to those of the Fund,” the Staff notes that ESG and impact investing have evolved to incorporate different investment considerations, metrics, data sets and impact measurements overtime and have changed significantly since 2001. Please supplementally discuss whether the Strategy has changed over time in light of such ESG-specific changes, and in particular, whether and how such changes support the view that the Strategy has been managed in a “substantially similar” manner as the Fund.

Response. The Adviser represents that as investors’ interests in ESG have evolved, the Adviser has not changed fundamentally in regard to how it constructs portfolios, and how it determines position weighting or buy/sell decisions. An integral part of the investment strategy has been to select what is determined to be a concentrated portfolio of high-quality companies where the portfolio management team believes the companies have a high degree of earnings predictability. The Fund invests in stocks with a view to hold positions for five years or more. Hence, there is a high degree of overlap between what are now defined as ESG risk factors and factors the Adviser has historically considered in determining its earnings and valuation estimates. The integration of ESG considerations into the Adviser’s research and investment process continues to focus on the assessment of the potential material impacts of ESG risk factors to earnings predictability. The Adviser believes that changes over time have primarily been around adapting new verbiage as well as increasing documentation, reporting, and disclosures. Increased availability of data has primarily aided the investment team in better assessing difficult to quantify long-tail risks. Accordingly, the Adviser believes the Strategy has been managed in a “substantially similar” manner as the Fund.

23.	Comment. With reference to the penultimate sentence of the first paragraph, which states that the referenced accounts are not subject to certain “fees and charges assessed by mutual funds,” please clarify what “fees and charges” are being referenced, including whether SEC filing fees are being referenced.

Response. The Adviser represents that the reference to “fees and charges assessed by mutual funds” means items such as Rule 12b-1 fees, shareholder servicing fees, management fees and redemption fees, as applicable. The reference is not intended to include SEC filing fees. The Adviser does not believe that this level of detail would be helpful or relevant to a typical investor and, therefore, the Fund respectfully declines to revise the disclosure.

Rebecca Marquigny, Esq.

July 29, 2024

24.	Comment. With reference to the third paragraph, please disclose the reason why the 2023 period is not independently verified, or independently verify it and update the disclosure.

Response. The Adviser represents that it is in the process of obtaining GIPS verification for the referenced period, and that it expects to have such verification by the end of August, 2024.

25.	Comment. The Vontobel Global Equity Strategy Fact Sheet’s (dated as of March 31, 2024 and found on the Adviser’s website) performance disclosure states that “Vontobel Asset Management, Inc. (“Vontobel”) is an investment advisory firm registered with the Securities and Exchange Commission, under the Investment Advisers Act of 1940, as amended, and a subsidiary of Vontobel Holding AG, Zurich, Switzerland. For GIPS purposes, the firm is defined as “all institutional accounts at Vontobel, excluding wrap accounts and private client assets managed in previous years.”

a.       Do the GIPS performance calculations for the Composite in the Fund’s Prospectus have any similar exclusions?

Response. The Adviser represents that the same exclusions are in the Composite in the Fund’s Prospectus as in the Fact Sheet.

b.       Please also supplementally explain whether the performance shown in the Fact sheet differs from the performance in the Composite contained in the Prospectus because of any different exclusions for GIPS purposes.

Response. The Adviser represents that the performance shown in the Fact Sheet is the same as the performance shown in the Composite in the Prospectus.

26.	Comment. With reference to the first footnote, please confirm that the fourth sentence refers to “all actual fees” and revise the disclosure if true.

Response. The Adviser confirms this refers to all actual fees (excluding custody fees), and the Fund has revised the disclosure accordingly. See Rule 206(4)-1(e)(10)(i) under the Investment Advisers Act of 1940, as amended.

27.	Comment. With reference to the first footnote, the Staff notes that the disclosure states the composite was created 10 years after it was incepted (“The composite was created on May 3, 2004 and incepted on March 31, 1994.”). Please clarify this sentence.

Response. The Fund has made the requested revisions to clarify the referenced sentence.

28.	Comment. With reference to the first footnote, please confirm that the index calculations that reflect withholding taxes do so at the US withholding rates or specify the country whose rates are used for the assumption.

Response. The Adviser confirms that index benchmark net returns are presented after the deduction of foreign withholding taxes reflecting the maximum withholding tax rate of the company’s country of incorporation applicable to institutional investors.

Rebecca Marquigny, Esq.

July 29, 2024

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax